Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333-163330
Supplement dated January 11, 2010)
$200,000,000 7.25% Senior Notes due 2018
Term Sheet
January 11, 2010

Issuer:	The Scotts Miracle-Gro Company (“Scotts”)

Principal Amount:	$200,000,000

Title of Securities:	7.25% Senior Notes due 2018

Maturity:	January 15, 2018

Offering Price:	99.254%

Coupon:	7.250%

Yield to Maturity:	7.375%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2010

Record Dates:	January 1 and July 1

Optional Redemption:	Make-whole call at T+50 until January 15, 2014. On or after January 15, 2014, at the prices set forth below for the years beginning on the dates set forth below, plus accrued and unpaid interest:

Year	Price
2014	103.625%
2015	101.813%
2016 and thereafter	100.000%

Equity Clawback:	Up to 35% at 107.250% prior to January 15, 2013.

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

Senior Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Rabo Securities USA, Inc. Scotia Capital (USA) Inc.

Co-Managers:	Calyon Securities (USA) Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC RBS Securities Inc.

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Trade Date:	January 11, 2010

Settlement Date:	January 14, 2010 (T+3)

Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds of this offering will be approximately $193.3 million, after deducting commissions payable to the underwriters and estimated offering expenses payable by us.

CUSIP Number:	810186 AH9

ISIN Number:	US810186AH90
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by calling either of the Book-Running Managers at the numbers below:

Banc of America Securities LLC	800-294-1322 (toll free)
J.P. Morgan Securities Inc.	212-834-4533 (call collect)
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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